                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           Form U-3A-2

                                        File No. . . . . .1-14508

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

              To Be Filed Annually Prior to March 1

                    KEYSPAN ENERGY CORPORATION
                        (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

       KeySpan Energy Corporation ("claimant") is a New York corporation organized in 1996 and has its principal executive office at One MetroTech Center, Brooklyn, New York 11201.

       Claimant's principal business is the ownership of all the outstanding shares of common stock of The Brooklyn Union Gas Company.

       The claimant's principal wholly- and majority-owned subsidiaries, directly or indirectly owned, are as follows:
       (a) The Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union"), distributes natural gas in the New York City boroughs of Brooklyn, Staten Island and Queens and is regulated by the Public Service Commission of the State of New York.
       (b) The Houston Exploration Company, a Delaware corporation, is engaged in the exploration, development and acquisition of domestic natural gas and oil properties.
       (c) Fuel Resources Inc., a Delaware corporation, owns equity interests in storage fields, and participates in oil and gas investment opportunities.
       (d) North East Transmission Co., Inc., a Delaware corporation, owns an equity interest in an interstate pipeline.
       (e) KeySpan Energy Services Inc., a Delaware corporation, provides natural gas marketing services.
       (f) KeySpan Energy Management Inc., a Delaware corporation, provides assistance with energy-related projects and offers technical and maintenance services for commercial and industrial clients.
       (g) In addition, claimant either directly or indirectly owns interests in various other subsidiaries, the operations of which are not material. One such subsidiary, KeySpan International Corporation, is the parent of KeySpan C.I., Ltd., a Cayman Island company, that owns 24.5% of the voting stock of Phoenix Natural Gas Limited, a Northern Ireland company, which has claimed foreign utility company status under Section 33(a) of the Public Utility Holding Company Act of 1935 and KeySpan C.I. II, Ltd., a Cayman Island company, that owns 99.9% of the voting stock of its subsidiary Grupo KeySpan, S. de R.L. de C.V., a Mexican company, which owns a 50% voting interest in Finsa Energeticos, S. de R.L. de C.V., also a Mexican company, which has claimed foreign utility company status under Section 33(a) of the Public Utility Holding Company Act of 1935.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     (a)  Description of properties of claimant:
          The claimant has no properties used for the generation, production, transmission and distribution of electric energy or manufactured or natural gas.
     (b) Description of properties of claimant's public utility company subsidiary:
          Claimant's wholly-owned subsidiary's public utility company properties consist primarily of natural gas distribution systems and related facilities and local offices serving the New York City boroughs of Brooklyn, Staten Island and Queens. As of September 30, 1997, Brooklyn Union had 3,990 miles of mains and 1,600,000 Mcf. of liquefied natural gas storage capacity. Brooklyn Union is subject to the regulation of the Public Service Commission of the State of New York.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                 Claimant                            Subsidiary
          KeySpan Energy Corporation         The Brooklyn Union Gas Company

               None                          151,787,261 Mcf.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

               None                          None

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               None                          14,563,272 Mcf.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

               None                          155,524,214 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               None                          None

     (b) Name of each company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               None                          None

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               None                          None

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               None                          None

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

               None                          None

                             EXHIBIT A



A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     The following financial statements of claimant and its subsidiary companies are attached hereto as Exhibit A on page 9:

          Condensed Consolidating Income Statements
          (Unaudited) for the Twelve Months Ended
          December 31, 1997

          Condensed Consolidating Earnings Reinvested
          Statements (Unaudited) for the Twelve Months
          Ended December 31, 1997

          Condensed Consolidating Balance Sheet (Unaudited) as of December 31, 1997

               EXHIBIT B.  Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                    Item No.       Caption Heading

                       1           Total Assets
                       2           Total Operating Revenues
                       3           Net Income

                            EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                              None

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.


                                   KEYSPAN ENERGY CORPORATION
                                   --------------------------
                                       (Name of Claimant)



                              By   /s/ Vincent D. Enright
                                   ------------------------
                                   Vincent D. Enright
                                   Senior Vice President, Chief
                                   Financial Officer & Chief Accounting
                                   Officer

[Corporate Seal of KeySpan Energy Corporation Appears Here]





CORPORATE SEAL

                              Attest:   /s/ Robert R. Wieczorek
                                        -----------------------
                                        Robert R. Wieczorek
                                        Vice President, Secretary &
                                        Treasurer



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Robert R. Wieczorek              Vice President, Secretary & Treasurer
  -------------------              -------------------------------------
     (Name)                             (Title)

               One MetroTech Center, Brooklyn, New York 11201
               ----------------------------------------------
                              (Address)

EXHIBIT A

KeySpan Energy  Corporation and Subsidiaries
Condensed Consolidating Income Statement (Unaudited)
For the Twelve Months Ended December 31,1997
     ($ Millions)



                                             The                                                                        KeySpan
                        KeySpan            Houston     KeySpan    KeySpan      Pipeline,    Other                       Energy
                       Energy   Brooklyn Exploration Marketing International   Storage      KeySpan    Reclassification Corporation
                      Corporation Union    Company    Group(1)  Corporation(2) and Other(3) Affiliates and Elimination  Consolidated
                      --------------------------------------------------------------------------------------------------------------
Operating Revenues
  Gas sales and
    transportation         -      1,288.2     -        13.6            -           -            -                      1,301.8
  Other retail service     -         27.9     -        18.6            -           -            -              8.5        55.0
  Gas production
    and other              -         -       116.3       -             -          7.8         13.3           (10.7)      126.7
                      ------------------------------------------------------------------------------                  ----------
                           -      1,316.1    116.3     32.2            -          7.8         13.3                     1,483.5
Operating Expenses
   Cost of gas             -        563.8     -        16.1            -           -            -                        579.9
   Operation and
     maintenance             0.2    346.4     24.0     20.0          0.6          5.5         11.3            13.3       421.3
   Depreciation and
    depletion              -         59.8     59.1      0.2            -          0.2          0.5                       119.8
   General taxes             0.4    150.4      0.5      0.3            -          0.2          2.0             0.6       154.4
   Federal income tax       (0.2)    53.1     10.2     (1.5)           -         (1.3)         3.1            (4.7)       58.7
                      ------------------------------------------------------------------------------                  ----------
Operating Income            (0.4)   142.6     22.5     (2.9)        (0.6)         3.2         (3.6)                      149.4
Other Income                57.0     29.8      1.3      0.2         (0.3)         5.3          5.0           (68.7)       29.6
Minority Interest in
 Earnings of Subsidiary    -         -        -          -             -           -          (8.0)                       (8.0)
                      ------------------------------------------------------------------------------                  ----------
Net  Income (loss)          56.6    172.4     23.8     (2.7)        (0.9)         8.5         (6.6)                      171.0
Interest Charges
       Long-term debt      -         36.9      0.6       -            -            -            -                         37.5
       Other                 0.3      6.6     -          -            -            -           0.3           (0.2)         7.0
                      ------------------------------------------------------------------------------                  ----------
                             0.3     43.5      0.6       -            -            -           0.3                        44.5
                      ------------------------------------------------------------------------------                  ----------
Net Income (loss)           56.3    128.9     23.2     (2.7)        (0.9)         8.5         (6.9)                      126.5
Dividends on
 Preferred Stock           -          0.2     -          -            -            -            -                          0.2
                      ------------------------------------------------------------------------------                  ----------
Income (loss) Applicable
  to Common Stock           56.3    128.7     23.2     (2.7)        (0.9)         8.5         (6.9)                      126.3
                      ==============================================================================                  ==========



(1)  KeySpan Marketing Group consists of KeySpan Energy Services Inc. and KeySpan Energy Management Inc.
(2)  KeySpan International Corporation consists of KeySpan C.I., Ltd. and KeySpan C.I. II, Ltd.
(3)  Pipeline, Storage and Other consists of North East Transmission Co., Inc. and Fuel Resources Inc.

                                                          9

KeySpan Energy Corporation and Subsidiaries
Condensed Consolidating Earnings Reinvested Statement  (Unaudited)
For the Twelve Months Ended December 31,1997
     ($ Millions )




                                               The                                                       Reclass-     KeySpan
                          KeySpan            Houston     KeySpan    KeySpan      Pipeline,    Other      ification    Energy
                          Energy   Brooklyn Exploration Marketing International  Storage      KeySpan       and       Corporation
                        Corporation Union     Company    Group(1) Corporation(2) and Other(3) Affiliates Elimination  Consolidated
                        ----------------------------------------------------------------------------------------------------------
Earnings Reinvested at
 Beginning of Period         -        382.4      10.8     (1.6)         0.0        19.3         23.7       (52.4)       382.2
Net Income (loss)             56.3    128.9      23.2     (2.7)        (0.9)        8.5         16.6      (103.4)       126.5
                        -----------------------------------------------------------------------------                 ----------
Total                         56.3    511.3      34.0     (4.3)        (0.9)       27.8         40.3                    508.7
                        -----------------------------------------------------------------------------                 ----------

Transfer of
    Retained Earnings        396.6     -        -         -              -           -            -       (396.6)         0.0
                        -----------------------------------------------------------------------------                 ----------

Dividends
    Preferred Stock          -          0.2     -         -              -           -            -                       0.2
    Common Stock              19.0     51.9     -         -              -          7.8          3.9        (8.2)        74.4
                        -----------------------------------------------------------------------------                 ----------
Total                         19.0     52.1     -         -              -          7.8          3.9                     74.6
                        -----------------------------------------------------------------------------                 ----------

Foreign Currency
     Translation              (0.4)    (0.2)    -         -              -           -            -                      (0.6)
                        -----------------------------------------------------------------------------                 ----------
Earnings Reinvested at
    End of Period            433.5    459.0      34.0     (4.3)        (0.9)       20.0         36.4                    433.5
                        =============================================================================                 ==========


(1)  KeySpan Marketing Group consists of KeySpan Energy Services Inc. and KeySpan Energy Management Inc.
(2)  KeySpan International Corporation consists of KeySpan C.I., Ltd. and KeySpan CI II, Ltd.
(3)  Pipeline, Storage and Other consists of North East Transmission Co., Inc. and Fuel Resources Inc.

                                                            10

KeySpan Energy Corporation and Subsidiaries
Condensed Consolidating Balance Sheet  (Unaudited)
   As of December 31,1997
        ($ Millions)



                                                                                                            Reclass-    KeySpan
                            KeySpan            The Houston KeySpan     KeySpan      Pipeline,    Other     ification    Energy
                            Energy    Brooklyn Exploration Marketing International  Storage      KeySpan      and       Corporation
                            Corporation Union   Company    Group(1)  Corporation(2) and Other(3) Affiliates Elimination Consolidated
                            --------------------------------------------------------------------------------------------------------
Assets

Property
  Utility, at cost                -      1,855.7      -         -           -           -            -                      1,855.7
  Accumulated depreciation        -       (461.6)     -         -           -           -            -                       (461.6)
  Gas exploration, production
   and other, at cost             -         -         680.3       2.3       -             1.4        -                        684.0
  Accumulated depletion           -         -        (236.5)     (0.6)      -           -            -                       (237.1)
                             --------------------------------------------------------------------------                 ------------
                                  -      1,394.1      443.8       1.7       -             1.4        -                      1,841.0
                             --------------------------------------------------------------------------                 ------------
Equity Investments in
   Energy Services              1,036.5    231.2      -         -             53.5       45.2     256.2      (1,524.0)         98.6
                             --------------------------------------------------------------------------                 ------------

Current Assets
 Cash and temporary
    cash investments                3.0      8.0        4.7       7.4       -            11.7       5.0                        39.8
 Accounts receivable                2.0    260.1       35.6      12.2          0.2        6.7       6.1          12.6         335.5
 Allowance for
   uncollectible accounts         -        (16.8)     -         -           -           -            -                        (16.8)
 Gas in storage, at average cost  -         87.4      -         -           -           -            -                         87.4
 Materials and supplies
   at average cost                -         10.5        1.3     -           -           -            -                         11.8
 Prepaid gas costs                -          8.5      -         -           -           -            -                          8.5
 Other                              0.6     33.6        4.4      12.2       -             9.0        -           (2.3)         57.5
                             --------------------------------------------------------------------------                 ------------
                                    5.6    391.3       46.0      31.8          0.2       27.4      11.1                       523.7
                             --------------------------------------------------------------------------                 ------------

Deferred Charges                  -        201.5        1.8       5.8          0.1      -           0.8         (55.7)      154.3
                             --------------------------------------------------------------------------                 ------------
            Total               1,042.1  2,218.1      491.6      39.3         53.8       74.0     268.1                   2,617.6
                             ==========================================================================                 ============


(1)  KeySpan Marketing Group consists of KeySpan Energy Services Inc. and KeySpan Energy Management Inc.
(2)  KeySpan International Corporation consists of KeySpan C.I., Ltd. and KeySpan CI II, Ltd.
(3)  Pipeline, Storage and Other consists of North East Transmission Co., Inc. and Fuel Resources Inc.


                                                                   11

Capitalization and Liabilities

Capitalization
  Common stock,
  $.33 1/3 par value stated at    580.6    468.7      222.1      35.8         52.2       39.5     123.1        (941.4)      580.6
  Retained earnings               433.5    459.0       34.0      (4.3)        (0.9)      20.0      36.4        (544.2)      433.5
                             --------------------------------------------------------------------------                 ------------
     Total common equity        1,014.1    927.7      256.1      31.5         51.3       59.5     159.5                   1,014.1
  Long-term debt                  -        647.1      113.0     -           -           -            -                      760.1
                             --------------------------------------------------------------------------                 ------------
                                1,014.1  1,574.8      369.1      31.5         51.3       59.5     159.5                   1,774.2
                             --------------------------------------------------------------------------                 ------------

Current Liabilities
  Accounts payable                  1.8    134.6       51.3       7.3          2.5        6.2       8.3         (34.4)      177.6
  Dividends payable                19.2     -         -         -           -           -            -                       19.2
  Commercial paper and
       Notes payable                6.0     34.3      -         -           -           -            -                       40.3
  Taxes accrued                     0.4     46.1      -           0.1       -             0.1        -           (8.8)       37.9
  Customer deposits               -         23.2      -         -           -           -            -                       23.2
  Customer budget plan credit     -         -         -         -           -           -            -           30.7        30.7
  Interest accrued and other        0.5     38.9      -           0.5       -             1.7      (0.9)         (1.4)       39.3
                             --------------------------------------------------------------------------                 ------------
                                   27.9    277.1       51.3       7.9          2.5        8.0       7.4                     368.2
                             --------------------------------------------------------------------------                 ------------

Deferred Credits and
  Other Liabilities
  Federal income tax              -        230.3       70.7      (0.1)      -             6.5      12.7         (28.2)      291.9
  Unamortized investment
     tax credits                  -         18.8      -         -           -           -            -                       18.8
  Other                             0.1    117.1        0.5     -           -           -            -          (41.7)       76.0
                             --------------------------------------------------------------------------                 ------------
                                    0.1    366.2       71.2      (0.1)         0.0        6.5      12.7                     386.7
                             --------------------------------------------------------------------------                 ------------

Minority Interest in
   Subsidiary Company             -         -         -         -           -           -          88.5                      88.5
                             --------------------------------------------------------------------------                 ------------
            Total               1,042.1  2,218.1      491.6      39.3         53.8       74.0     268.1                   2,617.6
                             ==========================================================================                 ============



(1)  KeySpan Marketing Group consists of KeySpan Energy Services Inc. and KeySpan Energy Management Inc.
(2)  KeySpan International Corporation consists of KeySpan C.I., Ltd. and KeySpan CI II, Ltd.
(3)  Pipeline, Storage and Other consists of North East Transmission Co., Inc. and Fuel Resources Inc.

                                                                   12